UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

AsiaInfo-Linkage, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

04518A104

(CUSIP Number)

Edward Tian c/o China Broadband Capital Partners, L.P. Suite 5504, 55/F, Central Plaza, 18 Harbour Road, WanChai, Hong Kong Telephone: +852-28778411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 04518A104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Edward Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,024,879 (1)
	8.	SHARED VOTING POWER: 2,087,704 (2)
	9.	SOLE DISPOSITIVE POWER: 6,024,879 (1)
	10.	SHARED DISPOSITIVE POWER: 2,087,704 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,112,583
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Includes: (i) 3,037,245 shares of common stock, $0.01 par value (the “Common Stock”) of AsiaInfo-Linkage, Inc., f/k/a AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”) directly held by Edward Tian, (ii) 4,000 shares of Common Stock held in a revocable trust for the benefit of Mr. Tian’s daughter, Stephanie Tian, (iii) 2,235,632 shares of Common Stock beneficially held through PacificInfo Limited, a company organized and existing under the laws of the British Virgin Islands, which is wholly-owned by Mr. Tian (“PacificInfo”), (iv) 741,689 shares of Common Stock held by Credit Suisse Capital LLC for the benefit of PacificInfo, (v) 3,376 shares of Common Stock underlying restricted stock units that will vest in two tranches of 50% each, on January 13, 2012 and 2013, and (vi) 2,937 shares of Common Stock underlying restricted stock units that will vest in four tranches of 25% each, on July 15, 2011, 2012, 2013 and 2014.
(2)	Represents shares of Common Stock held by Mr. Tian’s spouse, Jean Qin Kong.
(3)	Based upon a total of 74,884,066 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on November 7, 2010 (74,877,753), as disclosed by the issuer in its report on Form 10-Q for the quarterly period ending September 30, 2010 and assumes the vesting of restricted stock units representing 6,313 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 30, 2006, as amended by Amendment No. 1 to Schedule 13D filed on December 30, 2009 (the “Original Filing”), with respect to the Common Stock of the Issuer. This Amendment No. 2 is being filed to reflect the Reporting Person’s entry into an amendment to a voting agreement and to update the number of shares of Common Stock beneficially owned by the Reporting Person following the Original Filing. Accordingly, this Amendment No. 2 amends and restates rows 7, 9, 11 and 13 of the cover page of the Original Filing, and supplements Items 4, 6 and 7 of the Original Filing. Rows 1 through 6, 8, 10, 12 and 14 of the cover page of the Original Filing, and Items 1, 2, 3 and 5 of the Original Filing, are not amended hereby. Capitalized terms that are not defined herein have the respective meanings set forth in the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended and supplemented by adding the following at the end hereof:

On January 27, 2011, the Reporting Person entered into an amendment (the “Amendment”) to the Stockholders’ Agreement. Pursuant to the Amendment, the Reporting Person and Mr. Sun agreed to vote all of their respective voting shares in favor of the election or re-election to the Issuer’s board of directors of the other. On all other matters (except their own election to the Issuer’s board of directors), the Reporting Person and Mr. Sun agreed to consult with each other prior to any vote of stockholders and attempt in good faith to agree on whether they shall vote their respective voting shares for or against, or abstain or withhold authority with respect to, all matters so submitted to the stockholders of the Issuer for their approval. In the event they fail to agree on such other matter, the Reporting Person and Mr. Sun agreed to vote their respective voting shares for or against, or to abstain or withhold authority with respect to, such other matter in proportion to the votes for and against, and the abstentions and withholds, of the outstanding shares of capital stock of the Issuer entitled to vote generally in the election of directors that are not held by the Reporting Person or Mr. Sun. In addition, the Amendment provides that the Stockholders’ Agreement shall continue in full force and effect until the earlier of (i) July 1, 2013, and (ii) the date on which either of the Reporting Person or Mr. Sun beneficially owns (as defined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 5% of the voting securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended and supplemented by adding the following at the end hereof:

The information set forth in Item 4 is hereby incorporated by this reference in its entirety in Item 6.

The SHA, Proxy, GLA and SIA have been terminated by the parties thereto effective April 3, 2009.

Item 7. Material to be Filed as Exhibits

The following exhibit is added to Item 7:

Exh. No.	Document

I	First Amendment to Stockholders’ Agreement, dated January 27, 2011, by and among AsiaInfo-Linkage, Inc., Linkage Technologies International Holdings Limited, Edward Tian and Libin Sun (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed February 2, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ Edward Tian
Edward Tian